Exhibit 12.1

Royal Caribbean Cruises Ltd.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings
Income before cumulative effect of a change in accounting principle	$573,722	$603,405	$633,922	$663,465	$474,691
Income tax expense	2,617	2,524	7,881	16,124	2,810
(Income) loss from equity investees	(4,042)	(7,837)	(4,417)	(6,661)	(1,912)
Fixed charges	392,596	394,503	327,263	310,442	343,272
Capitalized interest	(44,341)	(39,939)	(27,844)	(17,688)	(7,228)

Earnings	$920,552	$952,656	$936,805	$965,682	$811,633

Fixed Charges
Interest expense (1)	$371,654	$373,723	$295,705	$287,438	$317,205
Interest portion of rent expense (2)	20,942	20,780	31,558	23,004	26,067

Fixed charges	$392,596	$394,503	$327,263	$310,442	$343,272

Ratio of Earnings to Fixed Charges	2.3x	2.4x	2.9x	3.1x	2.4x

(1)	Interest expense includes capitalized interest and amortization of deferred financing expenses.
(2)	Interest portion of rent expense represents actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rent expense is representative of the interest factor.